ASML Holding N.V. De Run 6501 5504 DR Veldhoven The Netherlands

August 31, 2005

VIA EDGAR Securities and Exchange Commission Division of Corporate Finance 100 F Street, NE Washington, DC 20549

Re:	ASML Holding N.V. Registration Statement on Form F-3 (File No. 333-83266) Application for Withdrawal

Ladies and Gentlemen:

ASML Holding N.V. (the “Company”) hereby applies for an order effective 5:30 p.m. September 1, 2005 granting withdrawal of its registration statement on Form F-3 (File No. 333-83266) (the “Registration Statement”), and all exhibits thereto, in accordance with Rule 477 of the Securities Act of 1933 (the “Securities Act”). The Company filed the Registration Statement to register 30,814,576 of its ordinary shares, nominal value €0.02 per share (the “Ordinary Shares”), issuable upon conversion of the Company’s 5.75% Convertible Subordinated Notes due 2006 (the “Convertible Notes”), to fulfill a contractual obligation which required the Company to maintain the effectiveness of the Registration Statement for a period of two years following the issuance of the Convertible Notes. The two-year period expired on October 26, 2003. No Ordinary Shares have been sold pursuant to the Registration Statement. The Ordinary Shares are now eligible for resale without restriction pursuant to Rule 144(k) under the Securities Act. Accordingly, the continued effectiveness of the Registration Statement is unnecessary for the holders of the Convertible Notes to effect sales of the Ordinary Shares issuable upon conversion of the Convertible Notes from time to time in the future. For this reason, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

Upon the grant of the Commission’s consent, please return a dated copy of the order granting withdrawal of the Registration Statement to the undersigned, with a copy to James McDonald of Skadden, Arps, Slate, Meagher & Flom (UK) LLP, 40 Bank Street, Canary Wharf, London E14 5DS, United Kingdom, which order shall state: “Withdrawn upon the request of the registrant, the Commission consenting thereto,” and which is to be included in the file for such registration statement.

If you have any questions, please call Rick Ely or James McDonald of Skadden, Arps, Slate, Meagher & Flom (UK) LLP at +44 207 519 7000.

Yours very truly, ASML Holding N.V.

By:	/s/ Peter T.F.M. Wennink

Peter T.F.M. Wennink Executive Vice President and Chief Financial Officer

cc:	Rick Ely James McDonald